SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MATERIAL FACT

São Paulo, February 2, 2022 - BRASKEM S.A. (“Braskem” or “Company”), pursuant to CVM Resolution 44/21 and complementing the Material Fact dated December 16, 2021, informs its shareholders and the market that, in the context of studies and preparations for a possible migration by the Company to the Novo Mercado listing segment of B3 S.A. - Brasil, Bolsa e Balcão (“B3”) and with the aim of simplifying its capital structure and equalizing rights among preferred shareholders, the Board of Directors approved, on the date hereof, the convening of a Special Meeting of Class “B" Preferred Shareholders, to be held on February 25, 2022 (“Special Meeting”), to deliberate on the conversion of all Class “B" Preferred Shares issued by the Company into Class “A" Preferred Shares, in accordance with art. 136, subitem II and §1 of Federal Law 6.404/76, at the ratio of two (2) Class “B" Preferred Shares for one (1) Class “A" Preferred Shares, which is in line with the ratio established by art. 6, §3 of the Bylaws of the Company for the voluntary conversion of said shares. The proposal to convert Class “B” Preferred Shares into Class “A” Preferred Shares also received favorable opinion from the Fiscal Council.

The Class “B" Preferred Shares originated from subscriptions made using funds from tax incentives, pursuant to tax law and as established in the Bylaws of the Company, and currently correspond to 0.06% of the share capital of the Company.

The Company clarifies that this conversion, if approved by the Special Meeting, will be conditioned upon approval in the Shareholders Meeting of the Company, to be convened opportunely, by a vote of shareholders representing at minimum half of the total votes conferred by the shares with voting rights issued by the Company, in accordance with art. 136, head paragraph and subitem II of Federal Law 6.404/76.

The unification of the preferred shares into a single class aims to simplify the capital structure of the Company and equalize rights among all preferred shareholders, including those rights involving dividend distributions, and represents an initial preparatory step for a possible conversion of the preferred shares into common shares, in the event of migration to the Novo Mercado listing segment of B3, with this step conditioned upon conclusion of the studies being conducted by the Company, the negotiation of a new Shareholders Agreement to adjust their rights and obligations to the new governance structure of the Company, the applicable approvals by the Board of Directors and, if applicable, the General and Special Shareholder Meetings of the Company.

Even though the Class “A" Preferred Shares enjoy rights and advantages superior to those conferred to the Class “B" Preferred Shares given the conversion ratio proposed (2:1), Class “B" Preferred Shareholders will have the right to withdrawal, in accordance with subitem I of art. 137 of Federal Law 6.404/76, which will become exercisable if and when said conversion is approved by a General Meeting of the shareholders of the Company, to be convened opportunely.

All documents required for deliberation by the Class “B" Preferred Shareholders, including Appendices 17 and 20 of CVM Instruction 481/09, are available for consultation at the headquarters of the Company and on the Investor Relations website (www.braskem.com.br/ri), as well as on the websites of the Securities and Exchange Commission of Brazil (CVM) (www.cvm.gov.br) and of B3 (www.b3.com.br).

São Paulo, February 2, 2022

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.